UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported) October 14, 2022

Gatsby Digital, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-4378568
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

28 Liberty St.

New York, NY 10005

(Full mailing address of principal executive offices)

+1 (203) 842-9729

(Issuer’s telephone number, including area code)

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Fundamental Changes

Closing of Merger Agreement

The Company has successfully consummated its Merger in accordance the Merger Agreement as defined in its Form 1-U filed with the Commission on December 19, 2021 (the “Prior Form 1-U”): https://www.sec.gov/Archives/edgar/data/1815414/000110465921152820/tm2135729d1_1u.htm.

The Merger was consummated on October 14, 2022.

In addition, on October 14, 2022, as disclosed in the Prior Form 1-U, the Company merged (“Second Merger”) with and into Merger Sub II, with Merger Sub II as the surviving company (as defined in the Prior Form 1-U).

Item 6.	Change in Control of Issuer

The disclosure under Item 1 is incorporated herein by reference.

Item 7.	Departure of Certain Officers

In connection with the Merger and Second Merger, the officers of the Company resigned.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETORO US TRADING, LLC (f/k/a Gatsby Digital, Inc.)

By:	/s/ Shalom Berkovitz
Name:	Shalom Berkovitz
Title:	President

Date:	October 19, 2022

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